U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-45210


         [X] Form 10-KSB [ ] Form 20F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

         For the Period Ended December 31, 2006


              [ ] Transition Report on Form 10-KSB
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________


                         PART I - REGISTRANT INFORMATION

Full Name of Registrant: SYSTEMS MANAGEMENT SOLUTIONS, INC.


Address of Principal     4703 Shavano Oak, Suite 104
Executive Office:        San Antonio, Texas 78249



                PART II - RULES 12b-25(b)and(c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed(Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     [X] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or
     [ ] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

The Registrant cannot, without unreasonable effort and expense, file its 2006 Form 10-KSB within the prescribed time period because the registrant and its accountants are pending additional financial information necessary for finalizing its financial statements that will be included in the registrant's Form 10-KSB.



                           PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

              Jim Karlak
              SYSTEMS MANAGEMENT SOLUTIONS, INC.
              4703 Shavano Oak, Suite 104
              San Antonio, Texas  78249
              (210) 541-9100

          (2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ ] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          SYSTEMS MANAGEMENT SOLUTIONS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: 03/26/2007                  By:/s/Jim Karlak
      ----------                     --------------------------------------
                                        Jim Karlak, Chief Executive Officer